FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                 HSBC TRADING UPDATE - US MORTGAGE SERVICES

HSBC Holdings plc wishes to update the pre-close trading statement issued on 5 December 2006 in respect of a single matter.

That trading statement included comments on the challenges within the Mortgage Services operations of HSBC Finance Corporation, in particular in relation to certain loans acquired in 2005 and 2006. Given these challenges, the Group Chief Executive, Michael Geoghegan is continuing to directly coordinate the necessary actions to manage the Group's response.

The impact of slowing house price growth is being reflected in accelerated delinquency trends across the US sub-prime mortgage market, particularly in the more recent loans, as the absence of equity appreciation is reducing refinancing options. Slower prepayment speeds are also highlighting the likely impact on delinquency of higher contractual payment obligations as adjustable rate mortgages reset over the next few years from their original lower rates.

We have reviewed critically the impact of these factors in determining the appropriate level of provisioning at 31 December 2006 against the Mortgage Services loan book. We have taken account of the most recent trends in delinquency and loss severity and projected the probable effects of re-setting interest rates on adjustable rate mortgages, in particular in respect of second lien mortgages. It is clear that the level of loan impairment provisions to be accounted for as at the end of 2006 in respect of Mortgage Services operations will be higher than is reflected in current market estimates.

We now expect that the impact of increased provisioning in this area will be the major factor in bringing the aggregate of loan impairment charges and other credit risk provisions to be reflected in the accounts of the Group for the year ended 31 December 2006 above consensus estimates^ by some 20 per cent. This is subject to final review and subject to external audit.

Generally, apart from the Mortgage Services operations, the performance of the HSBC Group's businesses for 2006 was in line with our latest expectations.

Further information will be provided in the Group's 2006 results announcement and the annual report and accounts, which are due to be released on 5 March 2007.


Footnote

^ Consensus estimate based on the average for loan impairment charges and other credit risk provisions of US$8.8 billion from the most recent reports of 11 analysts.

Note to editors:

HSBC Holdings plc

HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  08 February 2007